UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
	(Commission File Number)	(I.R.S. Employer Identification No.)
(State or other jurisdiction of Incorporation)		

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

In a press release dated October 31, 2006, Saxon Capital, Inc. (the "Company") announced that at a special meeting of shareholders held on October 31, 2006 in Glen Allen, Virginia, the Company's shareholders approved the merger, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 8, 2006, by and among Morgan Stanley Mortgage Capital Inc. ("MS Mortgage"), Angle Merger Subsidiary Corporation, a direct wholly-owned subsidiary of MS Mortgage, and the Company, of Angle Merger Sub Corporation with and into the Company, with the Company becoming a wholly-owned subsidiary of MS Mortgage, and the other transactions contemplated by the Merger Agreement, including an amendment to the Company's corporate charter as part of the merger.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit 99.1   Press Release dated October 31, 2006

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2006

SAXON CAPITAL, INC.

By: /s/Robert B. Eastep

Robert B. Eastep

Executive Vice President and Chief Financial Officer

3

Index to Exhibits

Exhibits	Description
Exhibit 99.1	Press Release dated October 31, 2006.

Exhibit 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Shareholders Approve Acquisition by Morgan Stanley Mortgage Capital Inc.

GLEN ALLEN, VA. (October 31, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), announced today that the Company's shareholders approved the merger, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 8, 2006, by and among Morgan Stanley Mortgage Capital Inc. ("MS Mortgage"), Angle Merger Subsidiary Corporation, a direct wholly-owned subsidiary of MS Mortgage, and the Company, of Angle Merger Sub Corporation with and into the Company, with the Company becoming a wholly-owned subsidiary of MS Mortgage. The merger and other transactions contemplated by the Merger Agreement, including an amendment to the Company's corporate charter as part of the merger, were approved by approximately 72% of the Company's outstanding shares of common stock.

The Company has made substantial progress toward satisfaction of the closing conditions contained in the Merger Agreement, and the merger is expected to close in December 2006. Upon closing, the Company's common stock will no longer be publicly traded. Under the terms of the Merger Agreement, shareholders will receive $14.10 in cash, less applicable withholding taxes, for each share of common stock owned at the effective date of the merger.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases mortgage loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of June 30, 2006, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.4 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release, other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from what is expected. While we believe that our assumptions and expectations are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect actual results. In particular, we may not be able to complete the proposed transaction on the terms summarized above or other acceptable terms, or at all, due to a number of factors, including the failure to obtain approval of our shareholders, regulatory approvals or to satisfy other customary closing conditions. The factors described in this paragraph and other factors that may affect our business or future financial results generally are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K for the year ended December 31, 2005, a copy of which may be obtained from us without charge. You should not place undue reliance on our forward-looking statements, which speak only as of the date of this press release. Unless legally required, we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or otherwise.